Exhibit 12.1

Ladder Capital Corp
Ratio of Earnings to Fixed Charges
($ in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings:
Income (loss) before taxes	$160,691	$124,231	$192,463	$172,038	$73,241
Earnings from investment in unconsolidated joint ventures	(371)	(1,990)	(3,203)	(1,256)	(347)
Distribution of income from unconsolidated joint ventures	294	1,957	3,894	1,404	—
Fixed charges	113,801	78,168	49,356	37,033	36,055
	$274,415	$202,366	$242,510	$209,219	$108,949

Fixed Charges:
Interest expense	$113,303	$77,574	$48,745	$36,440	$35,836
Operating lease rental expense (1)	498	594	611	593	219
	$113,801	$78,168	$49,356	$37,033	$36,055

Ratio of Earnings to Fixed Charges:	2.41	2.59	4.91	5.65	3.02

(1)         Operating lease rental expense that is representative of the interest factor (generally presumed to be 1/3).